UNITED STATES
U.S. SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

WACCAMAW BANKSHARES, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

929741 10 6

(CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 929741 10 6

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

James G. Graham

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
		(a)	☐
		(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 242,694

	6.	Shared Voting Power 5,760

	7.	Sole Dispositive Power 194,846

	8.	Shared Dispositive Power 5,760

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 248,454

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
Not Applicable.

11.	Percent of Class Represented by Amount in Row (9) 5.27%

12.	Type of Report Person (See Instructions) IN

Item 1.

	(a)	The Issuer Name is Waccamaw Bankshares, Inc.

	(b)	The Issuer’s Principal Business Address is:

110 North J. K. Powell Boulevard
Whiteville, North Carolina 28472

Item 2.

	(a)	James G. Graham (the “Reporting Person”)

	(b)	The Reporting Person’s business address is 110 J. K. Powell Boulevard, Whiteville, North Carolina 28472.

	(c)	The Reporting Person is a citizen of the United States of America.

	(d)	This filing relates to the common stock (the “Common Stock”), no par value per share, of Waccamaw Bankshares, Inc. (the “Company”)

	(e)	The Company’s CUSIP number is 929741 10 6

Item 3.	Not Applicable

Item 4.	Ownership

(a)

The Reporting Person beneficially owns 248,454 shares of Common Stock in the following manner:  The Reporting Person solely owns 42,202 shares in certificate form, jointly owns 5,760 shares in certificate form, solely owns immediately exercisable stock options covering 152,644 shares of Common Stock and controls the power to vote 47,848 shares of Common Stock held for the benefit of participants in the Company’s 401(k) Plan.

	(b)	Percent of beneficial ownership of the class is 5.27%

	(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote:	242,694
	(ii)	Shared power to vote or to direct the vote:	5,760
	(iii)	Sole power to dispose or to direct the disposition of:	194,846
	(iv)	Shared power to dispose or to direct the disposition of :	5,760

Item 5.	Ownership of Five Percent or Less of a Class

	Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

	Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

	Not Applicable.

Item 8.	Identification and Classification of Members of the Group

	Not Applicable.

Item 9.	Notice of Dissolution of Group

	Not Applicable.

Item 10.	Certification

	Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2006

Date

/s/ James G. Graham

James G. Graham

James G. Graham/Reporting Person

Name/Title